UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: September 2024

Commission file number: 001-41226

Tritium DCFC Limited

(Translation of registrant’s name into English)

48 Miller Street

Murarrie, QLD 4172

Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

As previously reported, on April 18, 2024, Peter James Gothard, James Douglas Dampney, and William Martin Colwell of KPMG (referred to hereinafter in the singular as the “Administrator”) were appointed as joint and several administrators of Tritium DCFC Limited (Administrators Appointed) (Receivers and Managers Appointed) (the “Company”) and three of its Australian subsidiaries, Tritium Pty Ltd, Tritium Holdings Pty Ltd, and Tritium Nominee Pty Ltd, pursuant to Section 436A of the Australian Corporations Act 2001 (the “Act”). On April 19, 2024, Shaun Fraser, Kathy Sozou, Matthew Hutton and William Harris of McGrathNicol were appointed as Receivers and Managers of the Company and two of its Australian subsidiaries, Tritium Pty Ltd and Tritium Holdings Pty Ltd (the “Receivers”).

The Receivers have conducted a sales process in order to realise value in the Company’s business and assets for the benefit of creditors.

Business Sale Agreement

On August 8, 2024, the Company, Tritium Pty Ltd (Administrators Appointed) (Receivers and Managers Appointed) and Tritium Holdings Pty Ltd (Administrators Appointed) (Receivers and Managers Appointed) (together with the Company, the “Australian Sellers”), the Receivers in their capacity as joint and several receivers and managers of the Australian Sellers, Tritium America Corporation and Tritium Technologies LLC (collectively, the “US Assignors” and together with the Australian Sellers, the “Tritium Entities”), TTM (ABC), LLC (in its capacity as assignee in connection with the assignment for the benefit of creditors (the “ABC”) of the US Assignors, the “US Assignee”, and together with the Australian Sellers, the “Sellers”), Tritium Power Solutions Pty Ltd (“Australian Power Solutions”), Tritium Power Solutions, Inc. (together with Australian Power Solutions, the “Buyers”), and Exicom Power Solutions B.V. (“Buyers’ Representative” and together with the Receivers, the Sellers, the US Assignors, and the Buyers, the “Transaction Parties”) entered into a Business Sale Agreement (as amended on September 2, 2024, the “Sale Agreement”). Pursuant to the Sale Agreement, Sellers agreed to sell and assign to Buyers, and Buyers agreed to purchase and assume from Sellers, certain assets of the Tritium Entities’ United States and Australian business (including substantially all of the Company’s assets) of designing, manufacturing, servicing, and selling hardware and associated software for direct current fast chargers for electric vehicles (the “Business”) in exchange for approximately $32,123,401 in cash (the “Transaction”). Completion of the Transaction occurred on September 10, 2024 (“Completion”).

Completion of the Transaction was subject to the satisfaction or waiver of certain closing conditions. Each of the conditions were either satisfied or waived prior to Completion.

Additionally, the Sale Agreement requires that, subject to FINRA approval, the Sellers use their commercially reasonable efforts to change the Company’s name to a name that does not include the word “Tritium” or any other trademark or word that is similar to or likely to be confused with the word “Tritium” as soon as practicable after Completion.

Voluntary Administration

Completion of the Transaction resulted in the sale of substantially all of the Company’s assets, and the proceeds thereof will be used entirely to satisfy a portion of the claims of the Company’s secured creditors net of transaction costs. The Company no longer has an operating business or any material assets, and the foregoing sale sale does not involve a Deed of Company Arrangement being proposed to creditors.

The Administrator has advised the Receivers that it is presently the Administrator’s intention to hold the second meeting of creditors in the Voluntary Administration on or around September 27, 2024. On the basis that a Deed of Company Arrangement is not expected to be proposed and that the Company and its three Australian subsidiaries in Voluntary Administration remain insolvent, the Administrator considers it is likely that resolutions will be passed for the winding up of the Company and its three Australian subsidiaries at that meeting.

As previously reported, pursuant to section 437F of the Act, a transfer of shares in the Company during the voluntary administration is void, except with the written consent of the Administrator or if approved by a court with jurisdiction under the Act. The Company cautions investors that trading in the Company’s securities during the pendency of the voluntary administration is highly speculative and poses substantial risks. Trading prices for the Company’s securities may bear little or no relationship to the actual recovery, if any, by the holders thereof in the voluntary administration. The Company currently expects that its shareholders will experience a significant or complete loss on their respective investments in the Company’s securities, depending on the outcome of the voluntary administration.

FORWARD LOOKING STATEMENTS

This Report on Form 6-K contains forward-looking statements within the meaning of the federal securities laws. These forward-looking statements are made only as of the date of this Report on Form 6-K. In some cases, you can identify forward-looking statements by terms such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “may,” “potential,” “predicts,” “projects,” “should,” “will,” “would,” and similar expressions intended to identify forward-looking statements, although not all forward-looking statements contain these words. Forward-looking statements in this Report on Form 6-K include statements regarding the Company’s ability to successfully complete the Transaction and voluntary administration and the effects thereof on the Company’s securities. These statements involve known and unknown risks, uncertainties and other factors that may cause the actual result or timing to be materially different from the information contained in any forward-looking statements. These risks, uncertainties and other factors include, without limitation, those risks discussed under Item 3.D “Risk Factors” of the Company’s most recently filed Annual Report on Form 20-F, together with those risks disclosed in its subsequent filings with the Securities and Exchange Commission. As a result of these factors, the Company cannot assure you that the forward-looking statements in this Report on Form 6-K will prove to be accurate. Investors should not place undue reliance upon forward-looking statements. The Company undertakes no obligation to update any forward-looking statements, except to the extent required by applicable law.

Take notice that (i) the Receivers were jointly and severally appointed as receivers and managers of the Company on April 19, 2024; (ii) the Receivers are acting as agents of the Company and are not acting personally; (iii) the Receivers will not incur any personal liability whatsoever in respect of any claim, action, suit, loss, damage, cost or expense suffered or incurred by any person arising out of any act of the Company, transaction entered into by the Company or otherwise; and (iv) if, despite this foregoing, the Receivers do incur any personal liability, the Receivers’ liability is limited to the extent to which the Receivers are entitled to be indemnified for that liability out of the assets of the Company.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tritium DCFC Limited (Administrators Appointed) (Receivers and Managers Appointed)
(Registrant)

By:	/s/ Shaun Fraser
Name:	Shaun Fraser in his capacity as joint and several receiver and manager of the Company without personal liability
Title:	Joint and several receiver and manager

Date: September 20, 2024